

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 31, 2012

Via E-mail
Enzo Taddei
Chief Financial Officer
Global Equity International, Inc.
23 Frond "K" Palm Jumeirah
Dubai, UAE

Re: Global Equity International, Inc.
Amendment No. 1 to Form 10-12G
Filed January 12, 2012
File No. 000-54557

Dear Mr. Taddei:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to comment 3 of our letter dated December 29, 2011. We have referred your analysis to the Division of Investment Management for further review. The Division of Investment Management may have further comment.

Item 1. Business, page 1

Historical Business Transacted, page 3

2010 Transactions, page 3

2.   We note your disclosure regarding your contract with M1 Luxembourg AG and that you renegotiated your fee to take 2,000,000 shares of common stock valued at $1,086,160. It appears that the stock was last quoted in August, 2011 at $0.04 per share, and the Börse Frankfurt website indicates that the company was delisted on November 15, 2011. Please revise to disclose this information, provide a current value for the stock and describe how

the delisting has impacted the value of this asset. In addition, please revise your Risk Factors and Results sections as applicable.

3.   We note your discussion of gross revenues for the fiscal year ended December 31, 2011. As your most recent financial statements are as of and for the period ended September 30, 2011, please tell us why you have included such financial information.

New Business Transacted in 2011, page 4

4.   We note your response to comment 6 of our letter dated December 29, 2011 and the revised disclosure that you will receive a 10% equity stake in RFC K.K., Black Swan Data Limited and Arrow Cars SL in the event you assist them in acquiring a target business. Please revise to explain what you mean by "a target business." In this regard, we note the agreements filed as exhibits, which reference a "successful quotation on the stock market." Please clarify whether the target businesses relate to this quotation and describe the services you provide that result in a successful quotation on the stock market.

Future Plans, page 5

5.   We note your response to prior comment 7 and your updated disclosure. Please tell us how your financial projections comply with Rule 10(b) of Regulation S-K and Rule 11-03 of Regulation S-X.

Employees; Identification of a Significant Employee, page 7

6.   We note your response to comment 8 of our letter dated December 29, 2011 in which you indicate that Pino Baldassarre, your Corporate Secretary, is not considered an employee. We further note you indicate that Mr. Baldassarre provides office space free of charge and that he does not receive compensation. Please revise to more specifically describe your relationship to Mr. Baldassarre and clarify whether he receives any fees.

Item 2. Financial Information, page 11

2010 Transactions, page 11

7.   We note you indicate on page 12 that you paid $88,852 in commissions to persons who introduced you to two of your clients. We further note you indicate on page 13 that you paid another commission. Please revise your disclosure to identify the persons who received such commissions and the amount of each commission.

8.   We note your response to comment 13 of our letter dated December 29, 2011. We continue to believe that you should revise your disclosure regarding the company's plan of operations for the next 12 months. Provide details of your specific plan of operations, including detailed milestones, the anticipated time frame for beginning and completing each milestone, the estimated expenses associated with each milestone and the expected sources of such funding. For example purposes only, we note you indicate that you anticipate signing up three clients by the end of February. Please describe the steps you intend to take to locate three new clients and the expenses related to this.

9.   Please disclose the reason M1 Luxembourg AG and Monkey Rock Group agreed to give you shares of common stock with a value well in excess of the fees payable to you.

Item 5. Directors and Executive Officers, page 19

10.   We note your response to comment 18 of our letter dated December 29, 2011. Please revise your disclosure to provide all the corporate names of "Belgravia Financial Management," identify the company that was quoted on an American exchange and identify the exchange.

11.   We note your response to comment 20 of our letter dated December 29, 2011. We note you continue to indicate that Mr. Baldassarre has held positions with The Logica Group, Intellikey Corporation Florida and Pacific Entrance Systems. We therefore reissue our prior comment in part. Please revise your disclosure to provide the principal business of any organization where employment was carried on, as well as the dates of employment. Please refer to Item 401(d) of Regulation S-K.

Item 6. Executive Compensation, page 23

12.   Please update your Summary Compensation Table on page 23 to include disclosure for the 2011 completed fiscal year. Please refer to Item 402(n) of Regulation S-K.

Item 10. Recent Sales of Unregistered Securities, page 27

13.   We note your response to comment 25 of our letter dated December 29, 2011. Please revise your disclosure to briefly describe the services rendered to the Company by Ms. Tardon valued at $50,000.

14.   We note your response to comment 26 of our letter dated December 29, 2011. Please revise your disclosure to briefly state the facts relied upon to make the Regulation S exemption available. Please refer to Item 701(d) of Regulation S-K.

Item 11. Description of Securities, page 31

Preferred Stock, page 31

15.   We note your response to comment 10 of our letter dated December 29, 2011. We
        further note you continue to indicate on page 32 that your Board of Directors has no plans
        to issue preferred stock. We therefore reissue our prior comment, in part. Please revise
        throughout your prospectus to clarify that the 5,000,000 shares of preferred stock
        authorized by your Articles of Incorporation have been issued to Mr. Smith.

Global Equity International, Inc. and Subsidiary Financial Statements, page F-1

Statement of Stockholders' Equity, page F-6

16.   We note your response to prior comments 24 through 26 and comment 29, as well as
        your updated disclosures. Please indicate within your prospectus whether any of these
        creditors were related parties.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

   •   should the Commission or the staff, acting pursuant to delegated authority, declare the
        filing effective, it does not foreclose the Commission from taking any action with respect
        to the filing;

   •   the action of the Commission or the staff, acting pursuant to delegated authority, in
        declaring the filing effective, does not relieve the company from its full responsibility for
        the adequacy and accuracy of the disclosure in the filing; and

   •   the company may not assert staff comments and the declaration of effectiveness as a
        defense in any proceeding initiated by the Commission or any person under the federal
        securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mark Rakip, Staff Accountant, at 202-551-3573 or Kevin Woody, Accounting Branch Chief, at 202-551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra B. Hunter, Staff Attorney, at 202-551-3758 or me at 202-551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel

cc: David E. Wise, Esq.
        Via E-mail